Filed by Medstone International Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Medstone International Inc.

Commission File No. 0-16752

PRIME MEDICAL SERVICES AND MEDSTONE INTERNATIONAL

ANNOUNCE MERGER AGREEMENT

Transaction to Broaden Prime Medical’s Urology Platform

AUSTIN, TX and ALISO VIEJO, CA – November 11, 2003 – Prime Medical Services, Inc. (NASDAQ:PMSI) and Medstone International, Inc. (NASDAQ:MEDS) today announced the execution of a definitive Merger Agreement pursuant to which Prime will acquire Medstone for stock.

Pursuant to the Merger Agreement, Medstone stockholders will receive $5.00 of Prime common stock for each share of Medstone common stock they hold. The number of Prime shares to be issued to Medstone stockholders will be calculated based on the average closing price of Prime common stock for the 30 trading days immediately preceding the third trading day before the closing of the transaction. Upon completion of the merger, Medstone will become a wholly owned subsidiary of Prime.

Medstone, based in Aliso Viejo, California, is a leading manufacturer of lithotripsy systems and urology tables and a prominent provider of fee-per-procedure lithotripsy services. A pioneer in the manufacture of shockwave lithotripsy, Medstone’s was the first FDA approved device to treat both kidney stones and gallstones. With more than 130 lithotripters in operation worldwide, and more than 325 urology and patient handling tables in use, the Medstone devices are well established in the urology office and hospital market. For the year ended December 31, 2002, Medstone had revenues of $23 million, comprised of $17 million in service revenue and $6 million in equipment sales. For the trailing 12 months ended September 30, 2003, revenues were $21 million, comprised of $16 million in service revenue and $5 million in equipment sales.

Brad A. Hummel, President & CEO of Prime, stated, “This combination is an important step in broadening our urology platform and maintaining our prominence in the urology market. As we near completion of a three year process of re-engineering our lithotripsy operations, we see a Prime / Medstone combination as a catalyst for growth. By bringing together our extensive relationships within the healthcare community and a substantial installed base, we create an extraordinary opportunity to vertically participate in device distribution and leverage our strengths in delivering ambulatory and fixed base services.

“New products should only further this potential. A significant R&D investment by Medstone over the past several years is culminating in the introduction of two exciting new products: the UroProVista, a next generation digital urology imaging system, and the Multi-Rad Digital Radiology system, a single detector radiography system designed for high volume radiology and trauma environments, both of which are slated to reach the market in early 2004.”

Prime Medical Services, Inc. & Medstone International, Inc. News Release November 11, 2003	Page 2

David Radlinski, CEO of Medstone, commented, “The dynamics of the lithotripsy business and the urology business in general were important considerations in Medstone’s review of Prime’s proposal. Prime is solidly anchored in the industry with considerable experience in managing shared services and physician driven healthcare. I believe Medstone is a good fit into Prime’s stated strategy of broadening its core lithotripsy business into a fully integrated urology platform. By combining, we create a larger sales channel and gain the obvious economic benefits of eliminating redundant and unnecessary costs. Both companies’ customers and shareholders can look forward to a vital and innovative participant in the healthcare market.

Mr. Hummel continues, “Upon completion of the merger, we plan to rapidly integrate Medstone’s service business into our existing operations in order to capitalize on strategic opportunities, operating leverage and substantial synergy potential. The transaction is accretive to Prime’s earnings, and adds considerable balance sheet benefits. Medstone has no long-term debt and net working capital of $16.5 million, including more than $7 million in cash as of September 30, 2003.

“We also look forward to the contributions of a group of experienced and dedicated Medstone employees. David Radlinski, who has agreed to serve as a consultant to the Company following the merger, and his outstanding team have done a terrific job of designing products and services that improve patient care and meet the needs of a demanding clinical community. Together, we have an opportunity to bring to the physician and patient high quality services and products, and to our investors an opportunity for growth with strong fundamental contributions.”

Major Terms and Conditions

Under the terms of the definitive agreement, Medstone stockholders will receive, for each share of Medstone common stock they own, a number of shares of Prime common stock multiplied by an exchange ratio equal to $5.00 divided by the average closing price per share of Prime common stock for the 30 trading days immediately preceding the third trading day before the closing of the acquisition. Assuming this average was $5.05 per share, which is the closing price of Prime common stock on November 7, 2003 (as reported on the Nasdaq National Market), the exchange ratio would be .99 and therefore Medstone stockholders would receive .99 shares of Prime common stock for each share of Medstone common stock they own. If the exchange ratio is less than .91 (the average price of Prime is in excess of $5.49 per share), then Medstone may terminate the merger agreement. If the exchange ratio is greater than 1.43 (the average price of Prime is below $3.50 per share), then either Prime or Medstone may terminate the merger agreement, except that if Prime desires to terminate the merger agreement, Medstone may (but is not required to) elect to set the exchange ratio at 1.43 and then Prime may not so terminate the merger agreement. The transaction is expected to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code and is expected to be tax free to Prime stockholders and Medstone stockholders (except for any cash received in lieu of fractional shares). The Boards of Directors of both companies have approved the merger agreement and each will recommend it to their respective stockholders for approval. A copy of the Merger Agreement will shortly be filed with the SEC by each corporation in a Report on Form 8-K.

Mr. Hummel will remain as Chief Executive Officer and Prime’s current executive staff will continue in their capacities. Prime’s current board members will remain as the board members after the transaction. The transaction will be accounted for as a purchase of Medstone by Prime under purchase accounting rules.

Prime Medical Services, Inc. & Medstone International, Inc. News Release November 11, 2003	Page 3

The transaction is subject to approval by both companies’ stockholders and other customary closing conditions. Both companies intend to hold stockholder meetings as soon as practicable. The transaction is expected to be completed in the second quarter of 2004.

Prime management will discuss the potential acquisition during its third quarter financial results conference call at 10:30am EST on Wednesday, November 12, 2003. Interested parties may participate in the call by dialing 800-901-5218 (617-786-4511 for international callers). The access number is 65099645 – please call in 10 minutes before the call is scheduled to begin. The conference call will also be broadcast live over the Internet via the Investor Relations section of the Company’s web site at www.primemedical.com. To listen to the live webcast, go to the web site at least 10 minutes early to register, download and install any necessary audio software. If you are unable to listen live, the conference call will be archived on the Company’s web site.

About Medstone International, Inc.

Medstone is a leading distributor, manufacturer and fee-per-procedure service provider of lithotripters in the U.S. Medstone’s lithotripter was the first device approved in the U.S. to treat both kidney stones and gallstones. Medstone manufactures its extracorporeal shockwave lithotripters for sale to third parties and use within its own shared services program. In addition, it manufactures and distributes urology tables, and broad line of X-ray equipment. For more information, visit www.medstone.com.

About Prime Medical Services

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical, broadcast & communications industries.

Urology Services.    Prime is the country’s leading provider of lithotripsy, a non-invasive therapy for kidney stone disease, operating a fleet of 64 lithotripsy systems in mobile and fixed based configurations throughout 33 states. Through partnerships organized around local urologists, Prime provides the personnel and operating infrastructure required to deliver lithotripsy treatments to hospitals and other healthcare settings. Services include scheduling, logistics, receivables management, contracting, personnel management, training, quality assurance, outcomes management and regulatory compliance.

Manufacturing.    Prime is a global leader in the design, engineering and construction of specialty vehicles for the transport of high technology medical and broadcast & communications equipment. Working with original equipment manufacturers, Prime oversees the integration of a broad range of devices, including diagnostic imaging equipment and therapeutic medical devices, as well as satellite and microwave transmission equipment. Prime has recently expanded its products to include mobile command and control facilities, and other law enforcement, military and Homeland Security related vehicles.

For more information, visit Prime’s website at: www.primemedical.com

Prime Medical Services, Inc. & Medstone International, Inc. News Release November 11, 2003	Page 4

Additional Information & Forward Looking Statements

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and Medstone’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

Subject to clearance from the U.S. Securities and Exchange Commission, Prime and Medstone plan to file a Registration Statement on Form S-4, and mail to their respective stockholders a joint proxy statement/prospectus containing information about the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when it is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and Medstone’s past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin, TX 78746, Telephone: 512-328-2892 (with respect to Prime’s filings) and from Mark Selawski, Medstone International, Inc., 100 Columbia, Suite 100, Aliso Viejo, CA 92656, Telephone: 949-448-7700 (with respect to Medstone’s filings).

Prime, Medstone, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and Medstone in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and Medstone is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.

Prime Medical Services, Inc. & Medstone International, Inc. News Release November 11, 2003	Page 5

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Prime Medical Services, Inc.		The Equity Group Inc.
Brad A. Hummel, President & CEO		Loren G. Mortman
John Q. Barnidge, Senior Vice President & CFO		(212) 836-9604, LMortman@equityny.com
(512) 314-4554		Lauren Barbera
www.primemedical.com		(212) 836-9610, LBarbera@equityny.com
www.theequitygroup.com

David V. Radlinski

Medstone International, Inc.

Chairman and CEO

949-448-7700, ext. 2235

david@medstone.com

####